Yucheng Technologies Announces the Formation

of Elegon, a Joint Venture with 3i Infotech

Beijing, August 25, 2008 /Xinhua-PRNewswire-FirstCall/ — Yucheng Technologies, Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China’s banking industry, announced the formation of Elegon Infotech Limited, a joint venture with 3i Infotech Limited from India. The opening ceremony for the first significant Sino-Indian joint venture in the Chinese financial technology sector was held Friday in Chengdu.

Elegon will focus on localizing financial technology software from 3i Infotech, including internationally renowned insurance, banking and securities software platforms, to meet the needs of China’s diversified financial services sector. Due to the high degree of complementarity with its existing solutions, Yucheng will be able to cross sell Elegon’s products to its existing client base and expand into new markets, such as insurance and securities sectors, where 3i Infotech’s software products are recognized as industry leaders.

The opening ceremony, at the Elegon headquarters in Chengdu, Sichuan, was attended by officials from the Chengdu government. The Chengdu government fully supports the joint venture, which will leverage the region’s abundant supply of high-quality IT talents, through various taxation incentives, favorable leases and employee subsidies.

Commenting on the development, Mr. V. Srinivasan, Managing Director and CEO of 3i Infotech, said, “3i Infotech has a long standing tradition of entering markets with a high growth potential. The Chinese market, in particular, is of keen interest to us, given the huge growth potential that it offers.” He further added, “With Yucheng’s focus on and deep knowledge of the banking and financial services industry in China and its dynamics, the synergies between their business goals and those of 3i Infotech made them a natural choice for our foray into China. We look forward to a long and fruitful relationship with Yucheng.”

Mr. Weidong Hong, CEO of Yucheng Technologies said, “Our goal is to develop solutions that support the financial services sector in China. When 3i Infotech approached us about localizing and exclusively distributing their internationally recognized software in China, we knew this was an opportunity to diversify our service offering and expand into new client bases. We are pleased to be working with such a globally recognized partner.”

Elegon, Ltd. is owned 51% and 49% by 3i Infotech and Yucheng, respectively.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in eighteen cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

About 3i Infotech

3i Infotech is one of India’s leading IT companies and among the top 4 Indian Software Products Companies.* The Company provides software products and IT services (Managed IT Services, Application Software Development & Maintenance, Payment Services, Business Intelligence, Document Imaging & Digitization, Transaction Services and IT Consulting) for the Insurance, Banking, Capital Markets, Mutual Funds, Wealth Management and Government verticals. The Company services customers in over 50 countries across 5 continents.

3i Infotech is SEI CMMI Level 5 compliant for its Software Services, ISO 9001:2000 for its BPO Services and ISO 27001:2005 certified for its Infrastructure Services.

* Dataquest - July 2007

For further information, please contact:

New York:	Mr. Jim Preissler +1 646 383 4832 jpreissler@yuchengtech.com

Beijing:	Ms. Rebecca Alexander +86 10 5913 7998 ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.